Exhibit 99.1

Richemont, FARFETCH and Alabbar cement Partnership to

advance the Digitalisation of the Luxury Industry

•	FARFETCH and Alabbar to acquire a 47.5% and 3.2% stake, respectively, in YOOX NET-A-PORTER (“YNAP”), making YNAP a neutral platform with no controlling shareholder

•	Richemont and FARFETCH to have put and call options, respectively, for FARFETCH to acquire the remainder of YNAP, subject to certain conditions

•	YNAP to adopt FARFETCH Platform Solutions to advance growth and shift towards a hybrid business model

•	Richemont Maisons to adopt FARFETCH Platform Solutions to advance the realisation of their Luxury New Retail (“LNR”) vision

•	Richemont Maisons to open e-concessions on the FARFETCH Marketplace

August 24, 2022 – Richemont (SWX:CFR), FARFETCH (NYSE:FTCH) and Symphony Global, one of the investment vehicles of Mohamed Alabbar (“Alabbar”), announce a landmark transaction towards the digitalisation of the luxury industry, with the acquisition by FARFETCH and Alabbar of a 47.5% and 3.2% stake respectively in YNAP, and the agreement for Richemont and YNAP each to adopt FARFETCH Platform Solutions.

This represents a significant step in achieving Richemont’s vision of making YNAP a neutral industry-wide platform, and, through a put and call option mechanism (which is subject to certain conditions noted below), lays a path towards FARFETCH potentially acquiring the remaining shares in YNAP, bringing together these highly complementary businesses. The partnership also marks a step change in Richemont Maisons’ omnichannel distribution capabilities.

Through this partnership, Richemont and YNAP will leverage FARFETCH’s technology platform to advance their Luxury New Retail programme. YNAP will adopt FARFETCH Platform Solutions to facilitate its shift towards a hybrid retail-marketplace model. Richemont will adopt FARFETCH Platform Solutions to advance the delivery of the omnichannel strategy of its Maisons, which will also join the FARFETCH Marketplace, boosting, among other categories, FARFETCH’s watches and jewellery offering.

Today’s announcement highlights that the FARFETCH platform is well-positioned to deliver end-to-end capabilities for the luxury industry, and envisions further collaboration on innovative technology solutions to be made available to luxury brands and retailers to meet the increasing omnichannel demands of the luxury customer.

Transaction Rationale

YNAP Partnership

YNAP enjoys an established reputation as an authoritative voice in the luxury space, with strong brand relationships, distinctive curation and editorial expertise, excellent customer service and a highly valuable base of over 4 million high spending customers globally.

YNAP operations will leverage FARFETCH’s sophisticated technology. This technology will significantly advance the roll-out of YNAP’s marketplace offering, as FARFETCH’s platform is already connected with the inventory of many of YNAP’s luxury brand partners. It will also enable YNAP’s shift towards a hybrid business model which will be more asset-light, complementing YNAP’s first-party curated inventory ownership with a third-party e-concession/marketplace offer. This shift is expected to improve YNAP’s financial performance while customers, in turn, will enjoy an enriched shopping experience.

As a result of FARFETCH and Alabbar’s initial acquisition of shares in YNAP, YNAP will become a neutral distribution platform, not controlled by any one shareholder.

Richemont Maisons to Adopt FARFETCH Platform Solutions

Richemont has chosen FARFETCH as its partner to advance the LNR vision of its Maisons.

Through this partnership, Richemont Maisons’ wealth of experience in luxury retail, through over 1,250 internal stores worldwide, and in offering luxury experiences to their highly sophisticated clientele globally will combine with FARFETCH’s extensive luxury focused technology capabilities and skills.

This approach will allow Richemont Maisons to advance the development of innovative omnichannel services and technology solutions in the most financially efficient way and will further enhance the FARFETCH Platform Solutions offering for the benefit of luxury brands and consumers.

Richemont, FARFETCH and Alabbar to partner in YOOX NET-A-PORTER

Transaction Structure

There are two envisaged stages of the investment into YNAP.

In the initial stage, FARFETCH and Alabbar will acquire 47.5% and 3.2%, respectively, of YNAP’s share capital from Richemont, making YNAP a neutral platform with no controlling shareholder. The 47.5% share acquisition by FARFETCH is expected to be accounted for as a non-controlling stake, which will not require it to consolidate YNAP in this stage.

Upon completion of the sale of 47.5% of YNAP’s share capital to FARFETCH, Richemont will receive 53.0-58.5 million FARFETCH Class A ordinary shares (expected to represent 10%-11% of the fully diluted share capital of FARFETCH and 12-13% of the issued share capital 1). Richemont will also receive $250 million (expected to be settled in FARFETCH Class A ordinary shares, using the then current 60-day VWAP) on the fifth anniversary of completion of the initial stage of the transaction. At completion of the initial stage, YNAP will be free of financial debt, with a minimum of $2902 million of cash on its balance sheet, and Richemont will make available, for up to 10 years, a committed credit facility for an additional $450 million that YNAP may draw upon at its discretion, subject to certain conditions.

Alabbar, Richemont and YNAP’s longstanding partner in the Gulf States, will become a shareholder in YNAP, alongside Richemont and FARFETCH. Alabbar will acquire a 3.2% interest in YNAP in exchange for its shares in the joint venture with YNAP in the Gulf Cooperation Council region. As a result of this share swap, YNAP will own 100% of its business in the region. Mohamed Alabbar is a global entrepreneur with active interests across real estate, retail, luxury hospitality, e-commerce, technology, logistics and the food industry. Widely acknowledged as the driving force behind Dubai’s economic growth, Mohamed Alabbar is the Founder and Chairman of Emaar Properties, the leading developer of iconic assets such as Burj Khalifa, the tallest tower in the world, as well as the Dubai Mall, one of the world’s largest and most prestigious shopping malls.

YNAP’s Online Flagship Store business (“OFS”) is carved out of the transaction and Richemont will retain the risk and reward for this division.

Following today’s announcement, Richemont’s investment in YNAP will be classified as an asset ‘held for sale’ and YNAP’s results will be presented as discontinued operations in Richemont’s consolidated interim financial statements for the six months ending 30 September 2022 and until completion of the first stage of the transaction. The carrying value of this investment will be written down to the expected fair value less costs to sell, resulting in a non-cash charge to Richemont consolidated income statement estimated at €2.7bn3. Further information is available in the separate announcement released on this matter today and accessible in the Investors section on the Group’s website.

[1]

Ownership estimated within a range as a component of the initial stage consideration is dependent on the FARFETCH share price at the time of completion. Illustratively, fully diluted ownership expected range is based on FARFETCH’s weighted-average number of dilutive shares of 472 million for the year ended December 31, 2021. Illustrative basic ownership range based on 381 million FARFETCH shares outstanding as of December 31, 2021.

[2]

YNAP is expected to have not less than $290 million and not more than $445 million of cash at completion of the initial stage. The difference relates to the permitted acquisitions of certain minority interests by YNAP following signing of the initial stage, of up to €155 million.

[3]	Based on FARFETCH share price as of 23 August 2022.

Completion of the initial stage of the transaction is subject to a number of conditions, including the receipt of certain antitrust approvals. The initial stage of the transaction is expected to complete before the end of calendar year 2023.

The potential second and final stage of the transaction provides for FARFETCH to increase its ownership of YNAP’s share capital to 100% through a put and call option mechanism:

•

FARFETCH has a call option on all YNAP shares it does not own at the time of exercise, which is exercisable at any time from completion of the initial stage of the transaction until its fifth anniversary[4], at the higher of fair market value and certain agreed valuation floors.

•

Richemont has a put option requiring FARFETCH to acquire all the remaining YNAP shares FARFETCH does not own at the time of exercise, at fair market value, exercisable at any time from the third to the fifth anniversary[5] of completion of the initial stage of the transaction, subject to YNAP having achieved positive adjusted EBITDA (as defined in the underlying shareholders’ agreement) in the 12-month period prior to exercise as well as in three of the four quarters over that same 12-month period.

If exercised, the put and call options will be settled in FARFETCH Class A ordinary shares. The number of FARFETCH Class A ordinary shares to be issued to purchase the remaining YNAP shares is subject to a maximum dilution cap of ca.15%-16%6 of fully diluted share capital following the acquisition of the remaining YNAP shares, waivable at FARFETCH’s discretion, with any balance to be paid in cash. Upon completion of the put or call option exercise, all shareholders of YNAP will become shareholders of FARFETCH. In the event YNAP is fully acquired by FARFETCH, Richemont will have the right to nominate a non-executive director to FARFETCH’s Board of Directors7.

Absent exercise of the put or call option, a qualified majority of YNAP’s shareholders may then agree to an exit via a sale to a third party or an initial public offering of YNAP shares.

The distribution of proceeds to YNAP shareholders in the above scenarios will follow a pre-agreed waterfall mechanism that sees Richemont potentially benefitting from more than its proportionate return within a certain exit valuation range.

Completion of the second and final stage of the transaction, to the extent triggered, is subject to the receipt of certain regulatory approvals.

[4]	Subject to extension in specific circumstances regulated by the shareholders’ agreement.
[5]	Subject to extension in specific circumstances regulated by the shareholders’ agreement.
[6]	Estimated within a range as a component of the initial stage consideration is dependent on the FARFETCH share price at the time of completion.
[7]	Subject to Richemont continuing to hold a minimum shareholding in FARFETCH.

Governance

All YNAP shareholders will be party to a shareholders’ agreement, which includes customary shareholder protections and governance rights.

YNAP will be governed via a structure commensurate with its new ownership: its Board of seven Directors will be comprised of three representatives of each of Richemont and FARFETCH and one representative of Alabbar.

Richemont Maisons to leverage FARFETCH Platform Solutions technology and launch e-concessions on the FARFETCH Marketplace

A key feature of the partnership is that most Richemont Maisons will adopt FARFETCH Platform Solutions for their e-commerce operations and connect their physical boutiques globally, for a seamless omnichannel client experience. These include A. Lange & Söhne, Alaïa, Baume & Mercier, Buccellati, Cartier, Chloé, Delvaux, dunhill, IWC Schaffhausen, Jaeger-LeCoultre, Montblanc, Panerai, Piaget, Purdey, Roger Dubuis, Serapian, Vacheron Constantin and Van Cleef & Arpels.

Most of the Richemont Maisons will also launch e-concessions on the FARFETCH Marketplace. These include AZ Factory, Baume & Mercier, Buccellati, Cartier, Chloé, Dunhill, IWC Schaffhausen, Jaeger-LeCoultre, Montblanc, Panerai, Piaget, Roger Dubuis, Serapian, Vacheron Constantin and Van Cleef & Arpels.

It is envisaged that the implementation of these activities will commence immediately following completion of the initial stage of the transaction according to a set roadmap.

Johann Rupert, Chairman of Richemont, said:

“Today’s announcement is a significant step towards the realisation of a dream I first voiced in 2015 of building an independent, neutral online platform for the luxury industry that would be highly attractive to both luxury brands and their discerning clientele. We knew back then that if we wished to control our own destiny and protect the uniqueness of the luxury industry as it was digitalised, we would need to collaborate as the task was too big to undertake on our own.

FARFETCH’s sophisticated technology will enable Richemont Maisons to benefit from the best route to market and realise their Luxury New Retail vision, while implementing a hybrid model at YNAP will greatly enhance its prospects. We have adjusted YNAP’s valuation to bring it in line with today’s market environment and will receive, in exchange, shares in FARFETCH, further aligning our interests. As a supportive shareholder and a Luxury New Retail partner, we will look to build the perfect platform for the future, enabling the luxury industry to flourish in an increasingly digital economy.

I am truly delighted to partner with José Neves and Mohamed Alabbar. I would also like to offer a particular thanks to my son Anton, whose technology prowess and creative thinking have been integral in building this partnership, and, of course, to my colleagues for their relentless work over the last two years that has enabled Richemont to reach this inflection point in its transformational journey towards Luxury New Retail.”

José Neves, FARFETCH Founder, Chairman and CEO, said:

“Today, FARFETCH and Richemont advanced significantly our Luxury New Retail vision for the digitization of Luxury. This significant partnership unequivocally establishes FARFETCH as a pre-eminent global platform for luxury.

Our FARFETCH Platform Solutions’ capabilities are perfectly tailored to the Luxury industry, and that has now been recognised by Richemont’s Maisons as well as pioneering luxury e-tailer YNAP, who will all be able to elevate the digital experiences of their global customers, by leveraging FARFETCH Platform Solutions.

The launch of Richemont Maison’s e-concessions on the FARFETCH Marketplace is a step change in our strategy for hard luxury, which represents more than 20% of the Luxury industry globally, but just 3% of FARFETCH sales, and is an area where we see much stronger customer demand relative to the supply we have had to date.

Last but not least, we are excited to acquire 47.5% of YNAP and partner with Richemont in YNAP’s transformation into a hybrid business model which we believe will drive strong growth and profitability for YNAP. This investment and work we will do with FARFETCH Platform Solutions for YNAP will pave the way to a potential acquisition by FARFETCH, which would create a complementary portfolio of iconic luxury destinations, appealing to different demographics, price points and regions.

I’d like to thank Johann Rupert and Anton Rupert for their vision and look forward to working more closely with them.”

Mohamed Alabbar, Founder and owner of Symphony Global, said:

“I am delighted at the opportunity to build further on my long-standing relationship with Richemont and YNAP, and participate, this time, in the realisation of their Luxury New Retail vision. YNAP is one of the most coveted global luxury shopping destinations and the partnership with FARFETCH, by continuing to develop YNAP’s marketplace business, will further enhance the experience for its brand partners and discerning clientele.

I am also confident that our deep understanding of the Middle Eastern luxury market, with its tech-savvy and influential customers, will be of great value to YNAP going forward.”

FARFETCH Conference Call Information

FARFETCH will host a conference call today, Wednesday, August 24, 2022 at 8:00 a.m. Eastern Time to discuss the transaction. Listeners may access the live webcast of the call, along with the joint press release and accompanying presentation, at the Farfetch Investor Relations website at www.farfetchinvestors.com. Following the call, a replay will be available at the same website for at least 30 days.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding the timing and completion of and expected benefits from the transactions involving Richemont Maisons, YNAP and Alabbar, expectations regarding future opportunities and our market position, our business plans and strategy, future financial or operating performance, as well as statements that include the words “expect,” “plan,” “believe,” “estimate,” “may,” “should,” “anticipate,” “will,” “could,” “aim,” “continue” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: purchasers of luxury products may not choose to shop online in sufficient numbers; the effect of the COVID-19 global pandemic on our business and results of operations; our global operations involve additional risks, such as exposure to local economic or political instability, including, for example, in connection with the conflict between Russia and Ukraine; our ability to generate sufficient revenue to be profitable or to generate positive cash flow on a sustained basis; fluctuations in foreign exchange rates, the volatility and difficulty in predicting the luxury fashion industry; our reliance on a limited number of luxury sellers for the supply of products on our Marketplace; our reliance on luxury sellers to anticipate, identify and respond quickly to new and changing fashion trends, consumer preferences and other factors; our reliance on retailers and brands to make products available to our consumers on our Marketplace and to set their own prices for such products; our reliance on third-party warehouse partners; delays and disruptions with suppliers and distribution partners; New Guards’ dependence on its production, inventory management and fulfilment processes and systems; the operation of retail stores subjects us to numerous risks, some of which are beyond our control; our ability to acquire or retain consumers and to promote and sustain the Farfetch brand; our reliance on highly complex software, which may contain undetected errors; our ability or the ability of third-parties to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information; our reliance on information technologies and our ability to adapt to technological developments; our reliance on third-party providers to host certain websites and applications; our ability to successfully utilize our data; our ability to manage our growth effectively; the increasing impact of and focus on environmental, social and governance matters could increase our costs, harm our reputation and adversely affect our financial results; José Neves, our Chief Executive Officer, has considerable influence over important corporate matters due to his ownership of us, and our dual-class voting structure will limit your ability to influence corporate matters, including a change of control; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2021, as such factors may be updated from time to time in our other filings with the SEC, accessible on the SEC’s website at www.sec.gov and on our website at http://farfetchinvestors.com. In addition, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Richemont Contacts

Sophie Cagnard, Group Corporate Communications and Investor Relations Director

James Fraser, Investor Relations Executive

Investor/analyst enquiries: +41 22 721 30 03; investor.relations@cfrinfo.net

Media enquiries: +41 22 721 35 07; pressoffice@cfrinfo.net;

richemont@teneo.com

FARFETCH Contacts

Investors:

Alice Ryder

VP Investor Relations

IR@farfetch.com

Media:

Susannah Clark

SVP Communications, Global

susannah.clark@farfetch.com

+44 7788 405224

Brunswick Group

farfetch@brunswickgroup.com

US: +1 (212) 333 3810

UK: +44 (0) 207 404 5959

About Richemont

At Richemont, we craft the future. Our unique portfolio includes prestigious Maisons distinguished by their craftsmanship and creativity, alongside Online Distributors that cultivate expert curation and technological innovation to deliver the highest standards of service. Richemont’s ambition is to nurture its Maisons and businesses and enable them to grow and prosper in a responsible, sustainable manner over the long term.

Richemont operates in four business areas: Jewellery Maisons with Buccellati, Cartier and Van Cleef & Arpels; Specialist Watchmakers with A. Lange & Söhne, Baume & Mercier, IWC Schaffhausen, Jaeger-LeCoultre, Panerai, Piaget, Roger Dubuis and Vacheron Constantin; Online Distributors with Watchfinder & Co., NET-A-PORTER, MR PORTER, THE OUTNET, YOOX and the OFS division; and Other, primarily Fashion & Accessories Maisons with Alaïa, AZ Factory, Chloé, Delvaux, dunhill, Montblanc, Peter Millar including G/FORE, Purdey and Serapian. Find out more at www.richemont.com.

Richemont ‘A’ shares are listed on the SIX Swiss Exchange, Richemont’s primary listing, and are included in the Swiss Market Index (‘SMI’) of leading stocks. Richemont South African Depository Receipts are listed in Johannesburg, Richemont’s secondary listing.

About YOOX NET-A-PORTER (YNAP)

YNAP is a world leading online luxury and fashion retailer, with a distinctive offering including multi-brand in-season online stores NET-A-PORTER and MR PORTER, and multi-brand off-season online stores YOOX and THE OUTNET.

Positioned in the high growth online luxury sector, YNAP has a client base exceeding 4 million high-spending customers and over 900million visitors worldwide. The Group has offices and operations in the United States, Europe, Middle East, Japan, mainland China and Hong Kong SAR, China. It delivers to over 180 locations around the world.

About FARFETCH

FARFETCH Limited is a leading global platform for the luxury fashion industry. Founded in 2007 by José Neves for the love of fashion, and launched in 2008, FARFETCH began as an e-commerce marketplace for luxury boutiques around the world. Today, the FARFETCH Marketplace connects customers in over 190 countries and territories with items from more than 50 countries and over 1,400 of the world’s best brands, boutiques and department stores, delivering a truly distinctive shopping experience and access to the most extensive selection of luxury on a global platform. FARFETCH’s additional businesses include Browns and Stadium Goods, which offer luxury products to consumers, and New Guards Group, a platform for the development of global fashion brands. FARFETCH offers its broad range of consumer-facing channels and enterprise level solutions to the luxury industry under its Luxury New Retail initiative. The Luxury New Retail initiative also encompasses FARFETCH Platform Solutions, which services enterprise clients with e-commerce and technology capabilities, and Future Retail, which develops innovations such as our Connected Retail solutions.

About Symphony Global

Symphony Global and its affiliates (including Alabbar Enterprises) house the businesses and investments of His Excellency Mohamed Alabbar and his family. Alabbar Group is one of the leading industrial and investment houses in the Middle East with exposure to a wide variety of industries including luxury retail, real estate, fashion, leisure, e-commerce, food manufacturing, food services and hospitality. The group has investments in Middle East, South East Asia, Europe and Africa.